SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   ----------

                                   F O R M 6-K

       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          FOR THE MONTH OF MAY 2010

                            EZCHIP SEMICONDUCTOR LTD.
                              (Name of Registrant)

               1 HATAMAR STREET, P.O.B. 527, YOKNEAM 20692, ISRAEL
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         FORM 20-F [X]     FORM 40-F [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               YES [_]     NO [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Form 6-K is being incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333-163353 and 333-164332 and Form S-8 Registration Statements File Nos. 333-134593, 333-148932, 333-148933, 333-164330
and 333-164331

                                   Signatures

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  EZCHIP SEMICONDUCTOR LTD.

                                  By: /s/ Dror Israel
                                  --------------------------
                                  Dror Israel
                                  Chief Financial Officer

Dated: May 06, 2010

--------------------------------------------------------------------------------
                       EZchip Semiconductor Ltd.
[EZCHIP LOGO]          1 Hatamar Street, P.O. Box 527, Yokneam 20692, Israel
                       Phone: (972) 4-959-6666; Fax: (972) 4-959-4166
                       Email: info@ezchip.com; Web: www.ezchip.com
--------------------------------------------------------- ----------------------

CONTACT:
Ehud Helft / Kenny Green
CCG Investor Relations
ezchip@ccgisrael.com
Tel: (US) 1 646 797 2868 / 1 646 201 9246

FOR IMMEDIATE RELEASE

               EZCHIP ANNOUNCES RECORD FIRST QUARTER 2010 RESULTS;
                       FIRST QUARTER REVENUES INCREASE 38%
                         YEAR-OVER-YEAR TO $13.6 MILLION

     YOKNEAM, ISRAEL, May 6, 2010 - EZchip Semiconductor Ltd. (NASDAQ: EZCH), a leader in Ethernet network processors, today announced its results for the first quarter ended March 31, 2010.

FIRST QUARTER 2010 HIGHLIGHTS:

o First quarter revenues increased 38% year-over-year and 6% sequentially, reaching $13.6 million

o Gross margin for the quarter reached 69.1% on a GAAP basis and 73.1% on a non-GAAP basis

o Net income for the quarter was $2.9 million on a GAAP basis and $6.0 million on a non-GAAP basis

o    Operating cash flow for the quarter was $5.5 million

o    End of quarter net cash was $75 million

FIRST QUARTER 2010 RESULTS

     TOTAL REVENUES in the first quarter of 2010 were $13.6 million, an increase of 38% compared to $9.8 million in the first quarter of 2009, and an increase of 6% compared to $12.9 million in the fourth quarter of 2009.

     NET INCOME, ON A GAAP BASIS, for the first quarter of 2010 was $2.9 million (after a provision for taxes of $1.1 million), or $0.11 per share (diluted), compared to net income of $1.4 million, or $0.05 per share (diluted), in the first quarter of 2009, and net income of $14.9 million (which included a tax benefit of $11.7 million), or $0.58 per share (diluted), in the fourth quarter of 2009.

     NET INCOME, ON A NON-GAAP BASIS, for the first quarter of 2010 was $6.0 million, or $0.23 per share (diluted), compared to non-GAAP net income of $3.3 million, or $0.13 per share (diluted), in the first quarter of 2009, and non-GAAP net income of $5.5 million, or $0.22 per share (diluted), in the fourth quarter of 2009.

     CASH, CASH EQUIVALENTS AND MARKETABLE SECURITIES as of March 31, 2010, totaled $75.0 million, compared to $67.2 million as of December 31, 2009. Cash generated from operations during the first quarter was $5.5 million, cash used in investing activities was $0.2 million and cash provided by financing activities was $2.6 million.

     ELI FRUCHTER, CEO OF EZCHIP COMMENTED, "The first quarter of 2010 continues our growth trend and was another record quarter for EZchip. We continued to enhance our market position, broaden our customer base and grow our revenues and profitability. We made substantial progress with our next generation NP-4 and NPA network processors, as we shipped NP-4 samples to our customers, including four of the six leading CESR vendors, and we initiated the process of releasing NPA to production. We also announced our product roadmap for our high-speed and access network processors. Looking ahead, we believe we have the product offering, customer base, leading market position and roadmap to continue to grow our business."

CONFERENCE CALL

     The Company will be hosting a conference call later today, May 6, 2010, at 10:00am ET, 7:00am PT, 3:00pm UK time and 5:00pm Israel time. On the call, management will review and discuss the results, and will be available to answer investor questions.

     To participate through live webcast, please access the corporate website, http://www.ezchip.com, at least 5 minutes before the conference call commences.

     To participate through dial-in, please call one of the following teleconferencing numbers. Please begin placing your calls at least 10-15 minutes before the conference call commences. If you are unable to connect using the toll-free numbers, please try the international dial-in number.

      US Dial-in Number: 1 888 668 9141

      UK Dial-in Number: 0 800 917 5108

      International Dial-in Number (Israel): +972 3 918 0610

      Israel Dial-in Number: 03 918 0610

     For those unable to listen to the live call, a replay of the call will be available the day after the call under the 'Investor Relations' section of the website.

     USE OF NON-GAAP FINANCIAL INFORMATION

     In addition to disclosing financial results calculated in accordance with United States generally accepted accounting principles (GAAP), this release of operating results also contains non-GAAP financial measures, which EZchip Semiconductor believes are the principal indicators of the operating and financial performance of its business. The non-GAAP financial measures exclude the effects of stock-based compensation expenses recorded in accordance with ASC 718 (originally issued as SFAS 123R), amortization of intangible assets, in-process research and development charge, benefit from (provision for) taxes on income, and net loss (income) attributable to noncontrolling interest. Management believes the non-GAAP financial measures provided are useful to investors' understanding and assessment of the Company's on-going core operations and prospects for the future, as the charges eliminated are not part of the day-to-day business or reflective of the core operational activities of the Company. Management uses these non-GAAP financial measures as a basis for strategic decisions, forecasting future results and evaluating the Company's current performance. However, such measures should not be considered in isolation or as substitutes for results prepared in accordance with GAAP. Reconciliation of the non-GAAP measures to the most comparable GAAP measures are provided in the schedules attached to this release.

     ABOUT EZCHIP

     EZchip is a fabless semiconductor company that provides Ethernet network processors for networking equipment. EZchip provides its customers with solutions that scale from 1-Gigabit to 200-Gigabits per second with a common architecture and software across all products. EZchip's network processors provide the flexibility and integration that enable triple-play data, voice and video services in systems that make up the new Carrier Ethernet networks. Flexibility and integration make EZchip's solutions ideal for building systems for a wide range of applications in telecom networks, enterprise backbones and data centers. For more information on our company, visit the web site at http://www.ezchip.com.

THIS PRESS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS WITHIN THE MEANING OF
SECTION 27A OF THE SECURITIES ACT OF 1933, AS AMENDED, AND SECTION 21E OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. FORWARD-LOOKING STATEMENTS ARE STATEMENTS THAT ARE NOT HISTORICAL FACTS AND MAY INCLUDE FINANCIAL PROJECTIONS AND ESTIMATES AND THEIR UNDERLYING ASSUMPTIONS, STATEMENTS REGARDING PLANS, OBJECTIVES AND EXPECTATIONS WITH RESPECT TO FUTURE OPERATIONS, PRODUCTS AND SERVICES, AND STATEMENTS REGARDING FUTURE PERFORMANCE. THESE STATEMENTS ARE ONLY PREDICTIONS BASED ON EZCHIP'S CURRENT EXPECTATIONS AND PROJECTIONS ABOUT FUTURE EVENTS. THERE ARE IMPORTANT FACTORS THAT COULD CAUSE EZCHIP'S ACTUAL RESULTS, LEVEL OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS TO DIFFER MATERIALLY FROM THE RESULTS, LEVEL OF ACTIVITY, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY THE FORWARD-LOOKING STATEMENTS. THOSE FACTORS INCLUDE, BUT ARE NOT LIMITED TO, THE IMPACT OF GENERAL ECONOMIC CONDITIONS, COMPETITIVE PRODUCTS, PRODUCT DEMAND AND MARKET ACCEPTANCE RISKS, CUSTOMER ORDER CANCELLATIONS, RELIANCE ON KEY STRATEGIC ALLIANCES, FLUCTUATIONS IN OPERATING RESULTS, DELAYS IN DEVELOPMENT OF HIGHLY-COMPLEX PRODUCTS AND OTHER FACTORS INDICATED IN EZCHIP'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION (SEC). FOR MORE DETAILS, REFER TO EZCHIP'S SEC FILINGS AND THE AMENDMENTS THERETO, INCLUDING ITS ANNUAL REPORT ON FORM 20-F FILED ON MARCH 25, 2010 AND ITS CURRENT REPORTS ON FORM 6-K. EZCHIP UNDERTAKES NO OBLIGATION TO UPDATE FORWARD-LOOKING STATEMENTS TO REFLECT SUBSEQUENT OCCURRING EVENTS OR CIRCUMSTANCES, OR TO CHANGES IN OUR EXPECTATIONS, EXCEPT AS MAY BE REQUIRED BY LAW.

                          - FINANCIAL TABLES FOLLOW -

                            EZCHIP SEMICONDUCTOR LTD.
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
              (U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)


                                                                THREE MONTHS ENDED
                                                 ------------------------------------------------
                                                    MARCH 31,       DECEMBER 31,       MARCH 31,
                                                     2010              2009              2009
                                                 ------------      ------------      ------------

Revenues                                         $     13,588      $     12,874      $      9,848
Cost of revenues                                        3,705             3,588             2,806
Amortization of purchased technology                      496               496               496
                                                 ------------      ------------      ------------
Gross profit                                            9,387             8,790             6,546

Operating expenses:
Research and development, net                           3,280             3,361             3,284
Selling, general and administrative                     2,360             2,381             2,138
                                                 ------------      ------------      ------------
Total operating expenses                                5,640             5,742             5,422
                                                 ------------      ------------      ------------
Operating income                                        3,747             3,048             1,124
Financial income, net                                     261               181               276
                                                 ------------      ------------      ------------
Income before taxes on income                           4,008             3,229             1,400
Benefit from (provision for) taxes on income           (1,140)           11,675                --
                                                 ------------      ------------      ------------
Income before noncontrolling interest                   2,868            14,904             1,400
                                                 ------------      ------------      ------------
Less: Net (income) loss attributable to
noncontrolling interest                                    --               (41)                9
                                                 ------------      ------------      ------------
Net income                                       $      2,868      $     14,863      $      1,409
                                                 ============      ============      ============

Net income per share:
Basic                                            $       0.12      $       0.63      $       0.06
Diluted                                          $       0.11      $       0.58      $       0.05
Weighted average shares used in per share
calculation:
Basic                                              24,719,609        23,451,744        23,344,126
Diluted                                            25,629,047        23,584,580        23,358,681
                                                 ------------      ------------      ------------

                            EZCHIP SEMICONDUCTOR LTD.
                   RECONCILIATION OF GAAP TO NON-GAAP MEASURES
              (U.S. DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)

                                                                  THREE MONTHS ENDED
                                                   ------------------------------------------------
                                                     MARCH 31,        DECEMBER 31,        MARCH 31,
                                                       2010              2009               2009
                                                   ------------      ------------      ------------

GAAP GROSS PROFIT                                  $      9,387      $      8,790      $      6,546
Stock-based compensation                                     52                70                42
Amortization of purchased  intangible assets                496               496               521
                                                   ------------      ------------      ------------
NON-GAAP GROSS PROFIT                              $      9,935      $      9,356      $      7,109
                                                   ============      ============      ============

GAAP gross profit as percentage of revenues                69.1%             68.3%             66.5%
                                                   ------------      ------------      ------------
Non-GAAP gross profit as percentage of revenues            73.1%             72.7%             72.2%
                                                   ============      ============      ============

GAAP OPERATING EXPENSES                            $      5,640      $      5,742      $      5,422
Stock-based compensation:
    Research and development                               (668)             (866)             (692)
    Selling, general and administrative                    (576)             (672)             (483)
Amortization of purchased intangible assets -
    Selling, general and administrative                    (193)             (210)             (210)
                                                   ------------      ------------      ------------
NON-GAAP OPERATING EXPENSES                        $      4,203      $      3,994      $      4,037
                                                   ============      ============      ============

GAAP OPERATING INCOME                              $      3,747      $      3,048      $      1,124
                                                   ------------      ------------      ------------
NON-GAAP OPERATING INCOME                          $      5,732      $      5,362      $      3,072
                                                   ============      ============      ============

GAAP NET INCOME                                    $      2,868      $     14,863      $      1,409
Stock-based compensation                                  1,296             1,608             1,217
Amortization of purchased intangible assets                 689               706               731
Provision for (benefit from) taxes on income              1,140           (11,675)               --
Net income (loss) attributable to
noncontrolling interest                                      --                41                (9)
                                                   ------------      ------------      ------------
NON-GAAP NET INCOME                                $      5,993      $      5,543      $      3,348
                                                   ============      ============      ============

Non-GAAP net income per share - Diluted            $       0.23      $       0.22      $       0.13
Non-GAAP weighted average shares - Diluted*          26,017,203        23,688,230        23,465,246


* In calculating diluted non-GAAP net income per share, the diluted weighted average number of shares outstanding excludes the effects of stock-based compensation expenses in accordance with ASC 718 (originally issued as SFAS
123R).

                            EZCHIP SEMICONDUCTOR LTD.
                      CONDENSED CONSOLIDATED BALANCE SHEET
                           (U.S. DOLLARS IN THOUSANDS)


                                                       MARCH 31,   DECEMBER 31,
                                                         2010         2009
                                                    ------------  ------------
                                                     (UNAUDITED)    (AUDITED)

ASSETS
CURRENT ASSETS:
Cash, cash equivalents and marketable securities    $     75,049  $     67,238
Trade receivables, net                                     5,835         6,340
Other receivables                                          1,883         6,065
Inventories                                                1,852         1,533
Deferred tax asset                                         6,272         6,038
                                                    ------------  ------------
Total current assets                                      90,891        87,214

NON CURRENT ASSETS:
Severance pay fund                                         4,413         4,099
Long term deferred tax asset                               4,258         5,571
                                                    ------------  ------------
Total non current assets                                   8,671         9,670

PROPERTY AND EQUIPMENT, NET                                  390           394

Goodwill                                                  96,276        96,276
Intangible assets, net                                     3,179         3,869
                                                    ------------  ------------
TOTAL ASSETS                                        $    199,407  $    197,423
                                                    ============  ============

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Trade payables                                      $      1,291  $      1,963
Other payables and accrued expenses                        5,406        10,218
                                                    ------------  ------------
Total current liabilities                                  6,697        12,181

LONG TERM LIABILITIES:
Accrued severance pay                                      5,203         4,779

SHAREHOLDERS'  EQUITY:
Share capital                                                144           140
Additional paid-in capital                               261,428       257,078
Accumulated other comprehensive income                       329           507
Accumulated deficit                                      (74,394)      (77,262)
                                                    ------------  ------------
Total shareholders' equity                               187,507       180,463
                                                    ------------  ------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY          $    199,407  $    197,423
                                                    ============  ============


                            EZCHIP SEMICONDUCTOR LTD.
                 SELECTED CONDENSED CONSOLIDATED CASH FLOW DATA
                           (U.S. DOLLARS IN THOUSANDS)
                                   (UNAUDITED)


                                                                              THREE MONTHS ENDED
                                                                  ------------------------------------------
                                                                    MARCH 31,    DECEMBER 31,     MARCH 31,
                                                                      2010          2009            2009
                                                                  ------------   ------------   ------------
CASH FLOWS FROM OPERATING ACTIVITIES:

Net income                                                        $      2,868   $     14,863   $      1,409
Adjustments to reconcile net income to net cash provided by
operating activities:

Depreciation and amortization                                              741            751            789
Decrease (increase) in trade and other receivables, net                  4,995         (6,188)        (1,631)
Decrease (increase) in inventory                                          (319)           626            (92)
Decrease (increase) in deferred tax asset                                1,109        (11,675)            --
Increase (decrease) in trade payables and other accrued
liabilities, net                                                        (5,202)         5,441            649
Stock-based compensation                                                 1,296          1,608          1,217
Net income (loss) attributable to noncontrolling interest                   --             41             (9)
                                                                  ------------   ------------   ------------
Net cash provided by operating activities                                5,488          5,467          2,332
                                                                  ------------   ------------   ------------

CASH FLOWS FROM INVESTING ACTIVITIES:

Purchase of property and equipment                                        (219)           (16)           (69)
                                                                  ------------   ------------   ------------
Net cash used in investing activities:                                    (219)           (16)           (69)
                                                                  ------------   ------------   ------------

CASH FLOWS FROM FINANCING ACTIVITIES:

Proceeds from issuance of  share capital                                 1,072             --             --
Proceeds from exercise of options                                        1,558          1,238             12
                                                                  ------------   ------------   ------------
Net cash provided by financing activities                                2,630          1,238             12
                                                                  ------------   ------------   ------------

Unrealized loss on marketable securities, net                              (88)            (8)           (13)
                                                                  ------------   ------------   ------------

Increase in cash, cash equivalents and marketable securities             7,811          6,681          2,262
Cash, cash equivalents and marketable securities at the
beginning of the period                                                 67,238         60,557         48,115
                                                                  ------------   ------------   ------------
Cash, cash equivalents and marketable securities at the end
of the period                                                     $     75,049   $     67,238   $     50,377
                                                                  ============   ============   ============

                                  ------------


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